SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM HAS THE FIRST CERTIFIED GREEN POLYETHYLENE
IN THE WORLD

Company studies project for commercial production of
plastic made from ethanol starting in 2009

São Paulo, June 21, 2007 - Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins segment in Latin America and second largest Brazilian industrial company owned by the private sector, announces production of the first internationally certified polyethylene made from sugarcane ethanol, using competitive technologies developed at the company’s Technology and Innovation Center. The certification was conducted by a leading international laboratory, Beta Analytic, which certified that the product contained 100% renewable raw materials. This international groundbreaking development by Braskem is aligned with its technological and innovation strategy and its commitment to fostering sustainable development, fulfilling the expectations of both Brazilian and international society for initiatives that contribute materially to reducing the greenhouse effect.

The green polymer developed by Braskem – a high-density polyethylene, one of the resins most widely used in flexible packagings – is the result of a research and development project that has already received some US$ 5 million in investment. Part of this amount was allocated to implementing a pilot unit for the production of ethane, which is the basis for the production of polyethylene, from renewable feedstock at the Braskem Technology and Innovation Center, which is already producing sufficient quantities for commercial development of the product. The project’s target customer will soon receive the green polyethylene and have the opportunity to confirm the performance of the product, which can meet all of the quality standards required to be competitive in the international market.

“The leadership of Braskem in the green polyethylene project confirms our commitment to innovation and sustainable development, and creates a very favorable outlook for the development of plastic products made from renewable raw materials, a field in which Brazil has natural competitive advantages”, said Braskem CEO José Carlos Grubisich.

For further information, please access our IR website at www.braskem.com.br/ir or contact our Investor Relations Team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (55 11) 3443 9178	Phone: (55 11) 3443 9744	Phone: (55 11) 3443 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

The project is now in technical and economic specification process and the startup of green polyethylene production on an industrial scale is expected in late 2009. The new unit will have modern technology and competitive scale, and could reach annual production capacity of up to 200,000 tonnes. The location and industrial design of the unit will be determined within the next few months.

The production of plastics from ethanol seeks to supply the main international markets that require products with superior performance and quality, in particular the automotive, food-packaging, cosmetics and personal-hygiene industries. Evaluations conducted in the initial phase of the project ascertained enormous potential for growth and appreciation in the green polymer market. Since both resins are equal in terms of properties and performance, the plastics manufacturing industry should benefit from this important development with no need to invest in new industrial equipment.

“Braskem is extremely proud to be at the forefront of a technological breakthrough that aligns the interests of the company, our shareholders, clients and consumers, and that above all else is a great source of pride among Brazilians”, concludes Grubisich.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the second largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and has an annual production capacity of more than 10 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2007

BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.